Hewlett Packard Enterprise Company

3000 Hanover Street

Palo Alto, California 94304

(650) 687-5817

November 21, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Hewlett Packard Enterprise Company
Registration Statement on Form S-4 (File No. 333-214570)

Ladies and Gentlemen:

This letter is sent on behalf of Hewlett Packard Enterprise Company (the “Company”) in connection with the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) by the Company pursuant to the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to Rule 461 promulgated under the Securities Act, the Company hereby respectfully requests that the effective time of the Registration Statement be accelerated to the earlier of 10:00 a.m., Eastern Time, on November 23, 2016 or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

/s/ Rishi Varma
Rishi Varma
Senior Vice President, Deputy General
Counsel and Assistant Secretary

cc:	Andrew L. Fabens, Gibson, Dunn & Crutcher LLP

[SIGNATURE PAGE TO HPE ACCELERATION REQUEST]